Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated March 28, 2013 that is being mailed to participants in 60 East 42nd St. Associates L.L.C.

[MH letterhead]

ATTENTION INVESTORS: MISINFORMATION ALERT

March 28, 2013

To Fellow Participants in 60 East 42nd St. Associates L.L.C. (“Associates”):

We are writing to alert you that a letter sent on March 15 by Robert W. Gelfman contains misinformation about your investment and the consent solicitation of 1968 (“1968 Solicitation”). Mr. Gelfman is wrong on the facts and wrong on the law.

By substituting the word “interest” for the word “increase” used by Mr. Wien, Mr. Gelfman misquotes the 1968 Solicitation on which he relies. He then goes on to make additional mischaracterizations about the 1968 Solicitation, and takes several key passages out of context. Mr. Gelfman wrongly asserts that the proposed consolidation of Associates does not “trigger” the override which the participants in Associates specifically approved in response to the 1968 Solicitation.

To read more, we enclose a memorandum which addresses Mr. Gelfman’s misstatements and explains the legal basis for the override. This memorandum has been shared with Mr. Gelfman and can also be reviewed on our website at www.EmpireStateRealtyTrust.com, just click on “Letters to Participants.”

For your convenience, we repeat below a summary of the key facts about the override interest.

First, what is the override interest? It is a profit-sharing contract under which Malkin Holdings is given a shared percentage (10%) of amounts paid out to participants by Associates after payment of a priority return.

Second, how was the override created? In 1968, Malkin Holdings requested and received a written and binding consent of Associates’ participants for this override

Third, what is the condition for payment of the override? Under the written override terms, Malkin Holdings is to share in distributions only after participants have received a priority return of 14% p.a. on their cash investment.

We are here to help you inform your decision with facts. To get the facts regarding our proposals, please use the following resources we have made available:

•

The prospectus/ consent solicitation which is part of the Form S-4 declared effective by the Securities and Exchange Commission and related materials we mailed to you which have been filed with the Securities and Exchange Commission.

•	Our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly, and where you can register for a conference call with us.

•	Our proxy solicitor, MacKenzie Partners, which you can call at 1-888-410-7850 to speak to a professional trained to answer your questions.

•	E-mail us at inquiries@MalkinHoldings.com with any question or for help in registering for a call or in filling out your consent form.

This very visible transaction attracts attention from many who may not have your interests at heart. We will not comment on all the misinformation of which we learn, but when we learn of incorrect assertions of a material nature, we will give you the facts.

We have served you faithfully as supervisor and fiduciary for more than 75 years. We believe this transaction offers you tremendous benefits and improved prospects over the status quo. If you have not done so already, we urge that you vote “FOR” the proposals.

We hope you will call on us to help if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

DEWEY PEGNO & KRAMARSKY LLP

MEMORANDUM

DATE:             March 28, 2013

SUBJECT:        60 East 42nd St. Associates Overrides

We have been asked to provide a response from all attorneys to the March 15, 2013 letter from Robert W. Gelfman (the “Letter”), in which he asserts that the proposed consolidation of 60 East 42nd St. Associates L.L.C. (“Associates”) with various other entities supervised by Malkin Holdings LLC (the “Transaction”) does not “trigger” the overrides that the participants in Associates approved in response to a solicitation in 1968 (the “1968 Solicitation”).

We have given Mr. Gelfman’s letter a very thorough review, consulting extensively with our client and the law firms of Clifford Chance and Proskauer Rose. We believe it is clear that the Transaction triggers the overrides at Associates.

There is one point that deserves special mention: the text that Mr. Gelfman underscored for emphasis misquotes the 1968 Solicitation that he has made the subject of his letter. Mr. Gelfman incorrectly asserts the 1968 Solicitation said “I believe this arrangement is more equitable than a fixed interest” (which it did not) whereas in fact the 1968 Solicitation refers to “a fixed increase.” Mr. Gelfman’s misquote is material because it misleads investors about Mr. Gelfman’s central (and incorrect) assertion that the 1968 Solicitation disclaims any grant of an interest such as an override to the supervisor. There was no such disclaimer in the 1968 Solicitation, contrary to what Mr. Gelfman claims.

Mr. Gelfman’s misquote is magnified by a second error: selectively quoting the 1968 Solicitation such that it appears that the approved overrides were limited to distributions from operations. Together, the two misrepresentations create a misleading communication to participants.

As noted, Mr. Gelfman begins his analysis with a faulty premise: that the overrides in the 1968 Solicitation were limited to “future increases in ‘distributions’” which he asserts was “defined” in the solicitation as follows: “Distributions to participants consisting of cash flow, that is, the operating income before depreciation and after amortization”.

First, the Letter incorrectly asserts that the override approved in the 1968 solicitation was limited to “distributions”. In fact, the operative provision of the solicitation is later in the document:

I recommend that effective January 1, 1968, after the participants have received distributions equal to a return at the rate of 14% on their cash investment in any year, all additional amounts paid out shall be allocated 90% to participants and 10% to Wien, Lane, Klein & Malkin as additional compensation.

(February 25, 1968 Solicitation at 2, emphasis added). Thus, the override is not restricted solely to “distributions” (however that term might be defined), but applies more broadly to “all additional amounts” of whatever kind, that are “paid out”. The term “amounts paid out” is more than broad enough to encompass the consideration (including securities and cash) Associates will distribute or pay out in connection with the Transaction. It is certainly not limited to cash payments out of cash flow, and includes, in the ordinary sense of the terms, securities. Seinfeld v. Gray, 404 F.3d 645, 648 (2d Cir. 2005) (construing term “amount of securities” in federal securities laws); see also Core Laboratories, LP v. Spectrum Tracer Services, L.L.C., CIV-11-1157-M, 2012 WL 2572288 (W.D. Okla. July 3, 2012) (in patent case, using dictionary definitions and other materials and construing term “amount” as “quantity”); People v. Farell, 28 Cal. 4th 381, 388, 48 P.3d 1155, 1159 (2002) (“The word ‘amount’ may be understood to refer to the value of an item.”).

Second, the Letter’s premise is also faulty in that it asserts that “distributions”, even if it were the operative term to which the overrides applied, is limited to “[d]istributions to participants consisting of cash flow”. The sentence to which the Letter refers is an introductory paragraph that briefly summarizes the history of the investment. The reference to “cash flow” in that introductory paragraph merely describes the nature of the distributions that had been made to date; there is nothing in that sentence or elsewhere in the 1968 Solicitation that suggests that the use of the phrase “cash flow” was intended to restrict the nature of “distributions” (let alone the actual operative term, “all additional amounts”) to which the override applied.

The word “distributions”, while including amounts paid out of cash flow, is a broad term that plainly encompasses the consideration received by participants in Associates in the Transaction. In fact, the prospectus/consent solicitation statement for the Transaction explicitly states that Associates will “distribute” the Transaction consideration to participants (p. 78):

each subject LLC will receive capital transaction proceeds from its contribution of assets to the company and distribute such proceeds to all its interest holders including the participants and the supervisor

The conclusion that “distributions” encompasses the consideration participants will receive in the Transaction is supported by standard definitions of the word. Black’s Law Dictionary defines “distribution” as “[t]he giving out or division among a number, sharing or parceling out, allotting, dispensing, apportioning.” It is certainly the case that Associates will be receiving the consideration from the Transaction and then the Agents, as the members of Associates, with be “sharing or parceling out, allotting, dispensing, apportioning” that consideration among the participants in their participating groups.

The relevant law further buttresses this conclusion. Under New York’s Limited Liability Company Law, “distribution” means “the transfer of property by a limited liability company to one or more of its members in his or her capacity as a member.” N.Y. Ltd. Liab. Co. Law § 102(i) (McKinney). By its nature this definition is broad, and does not limit the type of property that would be included as a “distribution”. Thus, the receipt of the consideration by the Agents, as the members of Associates, is certainly a “distribution,” and it is logical to view the payment out of this property to the participants as a “distribution” to them as well. See Mostel v. Petrycki, 25 Misc. 3d 929, 934, 885 N.Y.S.2d 397, 400 (Sup. Ct. 2009) (“The return to defendant of $300,000 of his invested capital was a distribution pursuant to Limited Liability Company Law § 102(i)”).

The assertion in the Letter that the Participating Agreements for Associates “did not provide for revenue sharing” (p. 2) is irrelevant; the 1968 Solicitation provided for Associates to make such payment to Malkin Holdings LLC (formerly Wien, Lane Klein & Malkin).